Exhibit 3.1

AMENDED CERTIFICATE OF DESIGNATION, PREFERENCES, RIGHTS AND

OTHER RIGHTS OF

SERIES D PREFERRED STOCK OF SPECTRUM GLOBAL SOLUTIONS, INC.

I, Mark Porter, hereby certify that I am the Chief Executive Officer of Spectrum Global Solutions, Inc. (the “Corporation”), a corporation organized and existing under the Nevada Revised Statutes, and further do hereby certify:

That pursuant to the authority expressly conferred upon the Board of Directors of the Corporation (the “Board”) by the Corporation’s Articles of Incorporation (the “Articles of Incorporation”), the Board, with consent and agreement of a majority of the holders thereof, on December 13, 2021, adopted the following Amended the Certificate of Designation, Preferences, Rights and other Rights of Series D Preferred Stock, which shares have been issued:

RESOLVED, that Paragraph 6 of the Certificate of Designation, Preferences, Rights and other Rights of Series D is amended as follows:

Series D Preferred Stock

6. Conversion. Beginning ninety (90) days from the date of issuance, all or a portion of the Series D may be converted into Common Stock at the greater of the Fixed Price and the Average Price (as defined below). On the business day immediately preceding the listing of the Common Stock on a national securities exchange (the “Automatic Series D Conversion Date”), without any further action, all shares of Series D shall automatically convert into shares of Common Stock at the Fixed Price” shall be defined as the closing price of the Common Stock on the trading day immediately preceding the date of issuance of the Series D ( subject to adjustment for any reverse or forward split of the Common Stock).

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be duly executed by its Chief Executive Officer as of this 13th day of December, 2021

SPECTRUM GLOBAL SOLUTIONS, INC.

By:	/s/ Mark Porter
MARK PORTER
Title:	Chief Executive Officer